SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated March 31, 2016 re Itsik Maaravi Decides to Step Down from the Position of TAT's CEO and Will be Replaced by Igal Zamir.

ITEM 1

Press Release	Source: TAT Technologies Limited

Itsik Maaravi Decides to Step Down from the Position of TAT's CEO and Will be Replaced by Igal Zamir

GEDERA, Israel, Thursday, March 31, 2016 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“the Company”), a leading provider of services and products for the commercial and military aerospace and ground defense industries, announced today that Itsik Maaravi has decided to step down from the position of CEO of TAT Technologies Ltd. and will be replaced by Igal Zamir.

Samuel Vlodinger, the Chairman of TAT's Board of Directors, stated "We recognize Itsik's contribution to TAT over the years in his various positions. These and others have helped establish a solid foundation for TAT's future. We are pleased to have Igal Zamir join us and lead the TAT team. Based on Igal's long track record of notable and repeated successes both in Israel and internationally, we recognized his ability to add significant value to TAT and its shareholders, and we believe he can take our company to the next level in its growth path, further strengthening our position in our industry”.

Prior to joining TAT, from 2009 until 2013, Mr. Zamir served as CEO at Mapco Express, a wholly-owned subsidiary of Delek US Holdings Inc., which owns and operates 370 convenient stores and gas stations in the southeastern region of the U.S. Prior to Mapco Express from 2006 until 2009, Mr. Zamir served as CEO of Metrolight, a provider of proprietary energy saving solutions in High Intensity Discharge (HID) lighting systems. Prior to Metrolight from 1998 until 2004, Mr. Zamir served as CEO of Rostam, the world's largest and leading provider of private label tampons. Mr. Zamir holds B.S. in industrial engineering from Tel-Aviv University, Israel and an MBA from Bar-Ilan University, Israel.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components; and (iv) overhaul and coating of jet engine components.

TAT’s activities in the area of OEM Heat Management Solutions are focused on the design, development, manufacture, and sale of the following: (i) a broad range of heat transfer components includings heat exchangers, pre-coolers and oil/fuel hydraulic coolers used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacture of certain heat transfer product parts. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul includes the overhaul and coating of jet engine components such as turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Guy Nathanzon – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
GuyN@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: March 31, 2016